Filed by 3M Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: 3M Company

Commission File No.: 1-3285

Date: August 15, 2022

3M Science. Applied to Life.™

NEOGEN®

Exchange Offer

Last Updated: August 15, 2022

3M Company Investor Information

On August 4, 2022, 3M Company, a Delaware corporation (“3M”), commenced an offer to exchange (the “exchange offer”) all of the outstanding shares of common stock, $0.01 par value per share (“Garden SpinCo Common Stock”), of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), owned by 3M, for outstanding shares of common stock, par value $0.01 per share, of 3M (“3M Common Stock”) that are validly tendered and not properly withdrawn as further described in the Prospectus dated August 4, 2022 (the “Prospectus”).

Immediately following the consummation of the exchange offer and the clean-up spin-off (as defined below), if any, Nova RMT Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Neogen Corporation, a Michigan corporation (“Neogen”), will be merged with and into Garden SpinCo, whereby the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving company and a wholly owned subsidiary of Neogen (the “Merger”). In the Merger, each outstanding share of Garden SpinCo Common Stock (except for shares of Garden SpinCo Common Stock held by Garden SpinCo as treasury stock or by Neogen or Merger Sub, which will be cancelled and cease to exist without any consideration being delivered in exchange therefor) will be automatically converted into the right to receive a number of shares of common stock, par value $0.16 per share, of Neogen (“Neogen Common Stock”) equal to the exchange ratio set forth in the Merger Agreement (as defined in the Prospectus) together with cash in lieu of any fractional shares of Neogen Common Stock. Prior to the consummation of the exchange offer, 3M will cause Garden SpinCo to issue to 3M a number of shares of Garden SpinCo Common Stock such that the number of shares of Garden SpinCo Common Stock issued and outstanding immediately prior to the consummation of the exchange offer is equal to the number of shares to be issued by Neogen in the Merger, such that the exchange ratio in the Merger is equal to one. The aggregate number of shares of Neogen Common Stock to be

issued in the Merger by Neogen will result in pre-Merger holders of shares of Garden SpinCo Common Stock collectively owning approximately 50.1% of the shares of Neogen Common Stock issued and outstanding immediately after giving effect to the Merger and pre-Merger holders of Neogen Common Stock collectively owning approximately 49.9% of the issued and outstanding shares of Neogen Common Stock. Garden SpinCo Common Stock will not be transferred to participants in the exchange offer or any clean-up spin-off; such participants will instead receive shares of Neogen Common Stock in the Merger. No trading market currently exists for Garden SpinCo Common Stock. You will not be able to trade shares of Garden SpinCo Common Stock before they are converted into shares of Neogen Common Stock in the Merger. In addition, there can be no assurance that shares of Neogen Common Stock, when issued in the Merger, will trade at the same prices that shares of Neogen Common Stock are traded at prior to the Merger.

The number of shares of 3M Common Stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio, the number of shares of Garden SpinCo Common Stock offered and the number of shares of 3M Common Stock tendered.

The final calculated per-share value of 3M Common Stock and Garden SpinCo Common Stock for the purposes of calculating the final exchange ratio in the exchange offer will be equal to:

- with respect to 3M Common Stock, the simple arithmetic average of the daily volume weighted average price (“VWAP”) of 3M Common Stock on the New York Stock Exchange (the “NYSE”) for each of the last three full trading days ending on and including the second full trading day prior to the expiration date of the exchange offer, as it may be voluntarily extended (the “Valuation Dates”), as reported by Bloomberg L.P. through the Price and Volume Dashboard for “MMM UN<EQUITY> AQR;” and

- with respect to Garden SpinCo Common Stock, the simple arithmetic average of the daily VWAP of Neogen Common Stock on the Nasdaq Global Select Market (“Nasdaq”) for each of the Valuation Dates, as reported by Bloomberg L.P. through the Price and Volume Dashboard for “NEOG UW<EQUITY> AQR.”

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. 3M will determine such calculations of the per-share value of 3M Common Stock and the per-share value of Garden SpinCo Common Stock, and such determination will be final.

Based on an expiration date of August 31, 2022, the Valuation Dates are expected to be August 25, 2022, August 26, 2022, and August 29, 2022. If the exchange offer is extended, the Valuation Dates will reset to the period of three consecutive trading days ending on and including the second full trading day preceding the revised expiration date, as it may be voluntarily extended.

For each $100 of 3M Common Stock accepted in the exchange offer, you will receive approximately $107.53 of Garden SpinCo Common Stock, subject to an upper limit of 7.3515 shares of Garden SpinCo Common Stock per share of 3M Common Stock. The exchange offer does not provide for a minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $107.53 OF GARDEN SPINCO COMMON STOCK FOR EACH $100 OF 3M COMMON STOCK THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

3M will provide on this website the daily VWAP of both 3M Common Stock and Neogen Common Stock for each day during the exchange offer (including each of the Valuation Dates). This website will also provide indicative exchange ratios commencing after the close of trading on the third trading day of the exchange offer and on each subsequent day during the exchange offer. On the first two Valuation Dates, when the values of 3M Common Stock and Neogen Common Stock are calculated for the purposes of the exchange offer, the indicative calculated per-share values of 3M Common Stock and the indicative calculated per-share values of Neogen Common Stock, as calculated by 3M, will each equal (i) after the close of trading on the NYSE and Nasdaq on the first Valuation Date, the VWAPs for that day, and (ii) after the close of trading on the NYSE and Nasdaq on the second Valuation Date, the VWAPs for that day averaged with the VWAPs on the first Valuation Date. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be published or announced on the third Valuation Date. The final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of 3M Common Stock tendered will be in effect) will be announced by press release and be available on this website, in each case by

11:59 p.m., New York City time, on the second full trading day (currently expected to be August 29, 2022) immediately preceding the expiration date of the exchange offer (currently expected to be August 31, 2022).

The exchange offer and withdrawal rights will expire at 11:59 p.m., New York City time, on August 31, 2022, unless the exchange offer is extended or terminated. 3M may extend, terminate or amend the exchange offer as described in the Prospectus. Any such extension, termination or amendment will be followed as promptly as practicable by public announcement thereof by 3M, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

If you are a participant in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan or the 3M Savings Plan (the "3M 401(k) Plans") and have all or a portion of your individual account invested in the 3M Stock Fund, you should refer to the separate notice distributed to you for rules and deadlines applicable to the tender or withdrawal of shares of 3M Common Stock attributable to your individual account in any of the 3M 401(k) Plans.

If, upon the expiration of the exchange offer, 3M stockholders have validly tendered and not properly withdrawn more shares of 3M Common Stock than 3M is able to accept for exchange (taking into account the exchange ratio and the total number of shares of Garden SpinCo Common Stock owned by 3M), 3M will accept for exchange the 3M Common Stock validly tendered and not properly withdrawn by each tendering stockholder on a pro rata basis, based on the proportion that the total number of shares of 3M Common Stock to be accepted for exchange bears to the total number of shares of 3M Common Stock validly tendered and not properly withdrawn (rounded to the nearest whole number of shares of 3M Common Stock, and subject to any adjustment necessary to ensure the exchange of all shares of Garden SpinCo Common Stock being offered by 3M in the exchange offer), except for tenders of odd lots, as described below.

3M will announce the preliminary proration factor for the exchange offer at www.3mneogenexchange.com and separately by press release promptly after the expiration of the exchange offer. If the exchange offer expires at 11:59 p.m. on August 31, 2022, 3M expects to announce preliminary results by 9:00 a.m. on the next business day. Upon determining the number of shares of 3M Common Stock validly tendered for exchange, 3M will announce the final results of the exchange offer, including the final proration factor for the exchange offer.

Beneficial holders (other than participants in the 3M 401(k) Plans) of less than 100 shares of 3M Common Stock who validly tender all of their shares may elect not to be subject to proration by checking the "Odd Lot" box in the letter of transmittal. If your odd-lot shares are held by a broker for your account, you can contact the broker and request this preferential treatment. All of your odd lot shares will be accepted for exchange without proration if 3M completes the exchange offer.

If the exchange offer is consummated but the exchange offer is not fully subscribed, the remaining shares of Garden SpinCo Common Stock owned by 3M will be distributed on a pro rata basis (the "clean-up spin-off") to 3M stockholders as of the record date for the distribution whose shares of 3M Common Stock remain outstanding after consummation of the exchange offer. Any 3M stockholder who validly tenders (and does not properly withdraw) shares of 3M Common Stock that are accepted for exchange in the exchange offer will with respect to such shares waive their rights to receive, and forfeit any rights to, shares of Garden SpinCo Common Stock distributed in the clean-up spin-off, if any.

If the exchange offer is terminated by 3M without the exchange of shares, but the conditions to the consummation of the transactions have otherwise been satisfied, 3M intends to distribute all shares of Garden SpinCo Common Stock owned by 3M on a pro rata basis to holders of 3M Common Stock, with a record date to be announced by 3M.

The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. 3M may waive any or all of the conditions to the exchange offer prior to the expiration of the exchange offer.

In deciding whether to tender your shares of 3M Common Stock in the exchange offer, you should carefully consider the matters described in the section "Risk Factors," as well as other information included in the Prospectus and the other documents to which you have been referred.

The information on this website is being provided solely in connection will the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, form of a Letter of Transmittal (including an Exchange and Transmittal Information Booklet), a Notice of Guaranteed Delivery, a Notice of Withdrawal, a Letter to Clients for use by Banks, Brokers and Other Nominees, a Letter to Brokers, Commercial Bankers, Trust Companies and other Nominees, information for 3M 401(k) Plans participants and the 3M press release announcing the commencement of the exchange offer are available through the links below.

Date:	**8/15/2022**
3M Common Stock Daily VWAP:	$ 151.3865
Calculated 3M per-share value (3M 3-Day Avg. VWAP):	$ 151.0553
Neogen Common Stock Daily VWAP:	$ 22.1593
Calculated Garden SpinCo per-share value (Neogen 3-Day Avg. VWAP):	$ 22.1692
Indicative Exchange Ratio:	7.3266 x
Upper Limit:	7.3515 x
Upper Limit in Effect:	No

Table of Historical Indicative Calculated Per-Share Values

The table below shows VWAPs and, beginning on the third trading day of the exchange offer period, historical indicative calculated per-share values on a given day and the corresponding indicative exchange ratio calculated as though that day were the last Valuation Date of the exchange offer. Each of the daily VWAPs, calculated per-share values and

the final exchange ratio will be rounded to four decimal places. On each day before the first Valuation Date, the information in the table is expected to be updated as soon as practicable following the close of the NYSE and Nasdaq on that day. No indicative calculated per-share values or indicative exchange ratios will be provided for the first two trading days of the exchange offer period, as such values require daily VWAP data for three trading days.

On the first two Valuation Dates, when the values of 3M Common Stock and Neogen Common Stock are calculated for the purposes of the exchange offer, this website will show the indicative exchange ratios based on indicative calculated per-share values calculated by 3M, which will equal: (i) on the first Valuation Date, the daily VWAP of 3M Common Stock and Neogen Common Stock for that day; and (ii) on the second Valuation Date, the simple arithmetic mean of the daily VWAPs of 3M Common Stock and Neogen Common Stock for the first and second Valuation Dates. On the first two Valuation Dates, the indicative exchange ratios will be updated no later than 4:30 p.m., New York City time. No indicative exchange ratio will be provided on the third Valuation Date, but the final exchange ratio (as well as whether the upper limit on the number of shares that can be received for each share of 3M Common Stock tendered will be in effect) will be announced by press release and be available on this website by 11:59 p.m., New York City time, on the second full trading day (currently expected to be August 29, 2022) immediately preceding the expiration date of the exchange offer (currently expected to be August 31, 2022).

		3M Common Stock		Neogen Common Stock		Exchange Ratio	
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value	Daily VWAP	Indicative Calculated Per-Share Value(1)	Indicative Exchange Ratio - Shares of Garden SpinCo Common Stock to be Exchanged Per Share of 3M Common Stock Tendered(2)	Exchange Ratio Upper Limit in Effect?
1	August 4, 2022	$ 146.9482	N/A *	$ 21.6173	N/A *	N/A	N/A
2	August 5, 2022	$ 147.4844	N/A *	$ 21.4611	N/A *	N/A	N/A
3	August 8, 2022	$ 148.5489	$ 147.6605	$ 21.5095	$ 21.5293	7.3515 x	Yes
4	August 9, 2022	$ 147.9923	$ 148.0085	$ 21.2543	$ 21.4083	7.3515 x	Yes
5	August 10, 2022	$ 149.4746	$ 148.6719	$ 21.9002	$ 21.5547	7.3515 x	Yes
	August 11, 2022	$ 149.9135	$ 149.1268	$ 22.1088	$ 21.7544	7.3515 x	Yes

6							
7	August 12, 2022	$ 151.8660	$ 150.4180	$ 22.2396	$ 22.0829	7.3242 x	No
8	August 15, 2022	$ 151.3865	$ 151.0553	$ 22.1593	$ 22.1692	7.3266 x	No
9							
10							
11							
12							
13							
14							
15							
16							
17							
18							
19							
20							

(1) Indicative calculated per-share value of Garden SpinCo Common Stock. See the section in the Prospectus titled “The Exchange Offer—Terms of This Exchange Offer—Indicative Per-Share Values.”
(2) Subject to proration. See the section in the Prospectus titled “The Exchange Offer—Terms of This Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Shares of 3M Common Stock.”

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Other Related Information

Offer/Prospectus	Notice of Withdrawal	Letter to Clients for use by Banks, Brokers and Other Nominees
Exchange and Transmittal Information Booklet	Notice of Guaranteed Delivery for shares of 3M Common Stock	Letter to Brokers, Commercial Bankers, Trust Companies and Other Nominees
Letter of Transmittal	Notice to Participants in the 3M Voluntary Investment Plan and Employee Stock Ownership Plan and the 3M Savings Plan	Press Release – Offer Launch

The information agent for the exchange offer is:

Georgeson

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers
Call Toll Free: 888-607-6511

Forward-Looking Statements

This website, as well as the information available via the links included in this website, includes "forward-looking statements", including statements regarding the proposed transaction. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "forecast," "outlook," "target," "endeavor," "seek," "predict," "intend," "strategy," "plan," "may," "could," "should," "will," "would," "will be," "will continue," "will likely result," or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company's plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Neogen and 3M's current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Neogen and 3M's current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more conditions to closing the transaction (including the exchange offer) may not be satisfied or waived, on a timely basis or otherwise, including that the required approvals of Neogen shareholders may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Neogen and 3M's food safety business, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; (14) the risks that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the food safety business from the other businesses of 3M; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the proposed transaction with their employees, customers, suppliers, or other counterparties; and (17) risk factors detailed from time to time in Neogen's and 3M's reports filed with the Securities and

Exchange Commission (the "SEC"), including Neogen's and 3M's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including the Registration Statements and Neogen's definitive proxy statement (each as defined below).

In light of these risks, uncertainties, assumptions and other factors, the forward-looking statements discussed in this website may not occur. Other unknown or unpredictable factors could also have a material adverse effect on each of 3M's, Garden SpinCo's and Neogen's actual future results, performance, or achievements. For a further discussion of these and other risks and uncertainties, see the section of Garden SpinCo's registration statement on Form S-4/S-1 entitled "Risk Factors." As a result of the foregoing, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the prospectus. None of 3M, Garden SpinCo or Neogen undertakes, and each expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events, or changes in its respective expectations, except as required by law.

Important Notices and Additional Information and Where to Find It

In connection with the proposed transaction, on March 17, 2022, Neogen filed a registration statement on Form S-4 (Reg. No. 333-263667) that includes a prospectus relating to the shares of Neogen Common Stock to be issued in the proposed transaction and Garden SpinCo filed a registration statement on Form S-4/S-1 (Reg. No. 333-263669) in connection with its separation from 3M that contains a prospectus relating to the shares of Garden SpinCo Common Stock to be issued in the proposed transaction (as amended and as they may be further amended or supplemented from time to time, the "Registration Statements"). The Registration Statements were declared effective by the SEC on August 4, 2022. In addition, on July 18, 2022, Neogen filed a separate definitive proxy statement with the SEC with respect to the special meeting of Neogen shareholders in connection with the proposed transaction (as it may be amended or supplemented from time to time, the "definitive proxy statement") and 3M has filed a Schedule TO with the SEC with respect to the exchange offer. Neogen commenced mailing of the definitive proxy statement to its shareholders on or about July 18, 2022. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUSES, 3M'S SCHEDULE TO, DEFINITIVE PROXY STATEMENT AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE FILINGS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GARDEN SPINCO, NEOGEN, 3M AND THE PROPOSED TRANSACTION. The Registration Statements, definitive proxy statement, 3M's Schedule TO and other documents relating to the proposed transaction (as they become available) can also be obtained free of charge from the SEC's website at www.sec.gov. These documents and each of the companies' other filings with the SEC (when available) can also be obtained free of charge, with respect to 3M and Garden SpinCo, upon written request to Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104, or by telephone at 888-607-6511, or with respect to Neogen, upon written request to Neogen Corporation at Attn: Investor Relations, 620 Lesher Place, Lansing, MI 48912 or by e-mailing ir@neogen.com. In addition, for any questions about the exchange offer generally you may contact the information agent, Georgeson LLC, at 888-607-6511.

Participants in the Solicitation

This website, as well as the information available via the links included in this website, is not a solicitation of a proxy from any investor or security holder. However, Neogen, 3M and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of Neogen in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Neogen in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Registration Statements and definitive proxy statement referenced above that are filed with the SEC. Information about the directors and executive officers of Neogen may also be found in Neogen's Annual Report on Form 10-K filed with the SEC on July 27, 2022, and its definitive proxy statement relating to its 2021 Annual Meeting of Shareholders filed with the SEC on August 31, 2021. Information about the directors and executive officers of 3M may be found in its Annual Report on Form 10-K filed with the SEC on February 9, 2022, and its definitive proxy statement relating to its

2022 Annual Meeting of Stockholders filed with the SEC on March 23, 2022. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statements and the definitive proxy statement filed with the SEC.

No Offer or Solicitation

This website, as well as the information available via the links included in this website, is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.